The Board of Trustees of IXIS Advisor Funds Trust
I has approved changes to the investment strategy and name of the Westpeak Capital Growth Fund.
Effective on or about August 1, 2007, the Fund's name will change to "Westpeak 130/30 Growth
Fund." Effective on or about August 1, 2007, it is expected that the Fund's principal investment strategies, principal investment risks and annual operating expenses will be amended and restated as described below.

The sections "Principal Investment Strategies" and "Principal Investment Risks" within the section "Goals, Strategies and Risks" are amended and restated in their entirety as follows with regard to the Westpeak Capital Growth Fund:

Principal Investment Strategies
Under normal market conditions, the Fund pursues its investment objective by establishing long and short positions in equity securities issued by U.S.
large- and mid-capitalization companies in any industry.
Westpeak constructs a portfolio of large- and mid-capitalization stocks that it believes exhibit reasonable valuation and underestimated growth potential. Westpeak believes risk and return can be accurately measured and controlled through thoughtful portfolio construction. Therefore, its focus will be on the aggregate characteristics of the portfolio and not just individual stocks.

Westpeak seeks to take long positions in securities
of companies whose potential has been
underestimated by the broad market.  Westpeak
believes that a good assessment of a company's
prospects can be obtained through systematic
financial statement analysis and an insightful
interpretation of investor behavior.  The Fund's
industry weightings will not normally vary
significantly from the Russell 1000 Growth Index.
In selecting investments for the Fund's portfolio,
Westpeak uses proprietary quantitative research
based on market and company-specific information
and employs the following process:
Westpeak invests principally in the stock of large-
and mid-capitalization companies in the Russell
1000 Growth Index.
Westpeak screens these stocks to develop a "score"
for each stock using financial statement analysis
and market sentiment, such as:
*	valuation ratios
*	earnings quality measures
*	efficiency indicators
*	investor sentiment signals
*	management sentiment measures
Westpeak then utilizes a proprietary methodology that considers each stock's respective score, along with its risk characteristics, to construct an optimal long portfolio designed to maximize excess return while maintaining an acceptable level of risk.
The desired result is a diversified portfolio of typically 60 to 80 long and 20 to 40 short positions that Westpeak believes will produce the highest long-term returns and which has characteristics similar to that of the Fund's benchmark, the Russell
1000 Growth Index.
The Fund takes long positions primarily in large- and mid-capitalization U.S. stocks that Westpeak has identified as attractive and short positions in such stocks that Westpeak believes are overvalued or are expected to underperform based on the aforementioned stock "scores." Because the Fund will generally use the proceeds from its short positions to purchase additional securities, the Fund will normally hold long positions in equity securities and securities with equity-like characteristics up to 130% of its net assets
(excluding cash). The Fund will normally hold short positions equal to approximately 30% of its net assets (excluding cash). The Fund's long-short exposure may vary over time as market conditions change.

When the Fund takes a long position in a security, Westpeak purchases the security outright for the Fund's portfolio. When the Fund takes a short position in a security, Westpeak sells a security that the Fund does not own at the current market price and delivers to the buyer a security that the Fund has borrowed. To complete or close out the short sale transaction, the Fund buys the same security in the market and returns it to the lender. The Fund generally makes money on a short position when the market price of the security goes down after the short sale. Conversely, if the price of the security goes up after the sale, the Fund will lose money because it will have to pay more to replace the borrowed security than it received.

Until the Fund replaces the borrowed security, the Fund is required to maintain during the period of the short sale the short sale proceeds that the broker holds (which generally will be invested in equity securities) and any additional assets the lending broker requires as collateral. The Fund is also required to repay the lender of the security any dividends or interest that accrues on the security during the period of the loan. The Fund will also bear other costs, such as charges for the prime brokerage account, in connection with its short positions.

Westpeak may sell a long position or close out a short position for a variety of reasons, including, among others, to secure gains, limit losses or redeploy assets into opportunities believed to be more promising.
The Fund may also:
Engage in active and frequent trading of securities.
Frequent trading may produce high transaction costs, which may lower the Fund's return.
Purchase money market or high quality debt securities for temporary defensive purposes in response to adverse market, economic, political or other conditions. These investments may prevent the Fund from achieving its investment goal.

Exhibit 77Q1(b)